Exhibit 99.1

PRESS RELEASE

WiLAN Initiates Litigations Against Apple, HTC and Sierra Wireless

Suits pertain to LTE and HSPA handsets and mobile products

OTTAWA, Canada – December 6, 2012 – Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN) today announced it has initiated five separate litigations claiming patent infringement against Apple Inc. (“Apple”), HTC Corporation (“HTC”) and Sierra Wireless America, Inc. (“Sierra Wireless”).

Three of the suits, filed in the Southern District of Florida against Apple, HTC and Sierra Wireless, claim infringement of WiLAN’s U.S. Patent Nos. 8,315,640 and 8,311,040 related to LTE technologies. Ken Stanwood, who heads up WiLAN’s LTE-focused R&D subsidiary, is a named inventor on both patents and has been developing foundational technology for 4G broadband wireless networks for the past 14 years.

The two other suits, filed in the Eastern District of Texas against Apple and Sierra Wireless, claim infringement of WiLAN’s U.S. Patent No. 6,381,211 (the “211 patent”) related to 3G HSPA handset products. HTC is a defendant in an ongoing litigation initiated by WiLAN in 2010 that claims infringement of the 211 patent.

WiLAN will be represented in all five suits by Vinson & Elkins LLP.

About WiLAN

WiLAN is a leading intellectual property (IP) licensing company. Many of the world’s largest technology firms license portions of WiLAN’s growing portfolio of more than 3,000 issued and pending patents. The portfolio covers wireless and wireline access and related telecommunications technologies, digital television and displays, and cloud computing. Patents in WiLAN’s portfolio are licensed by over 260 companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN also develops and manages licensing programs for patent owners. For more information: www.wilan.com.

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PRESS RELEASE

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2011 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact: Kathryn Hughes Director, Marketing & Communications O: 613.688.4897 C: 613.898.6781 E: khughes@wilan.com	For Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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